Mail Stop 4561

December 12, 2006

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

> **Re: Xplore Technologies Corp.**
> **Form S-4 and Amendment No. 1 to Form S-4**
> **Filed on November 11 and 22, 2006, respectively**
> **File No. 333-138675**

     We have reviewed your Form S-4 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the entity submitting the registration statement, the Canadian corporation, is not the entity issuing the securities being registered, i.e., the Delaware corporation. In this regard, we note that the company is effecting a "continuance" under Section 188 of the Canada Business Corporations Act or a "domestication" under 388 of the DGCL and that such continuance will be effective upon the filing of the certificates in Delaware. Given that the Delaware corporation is not yet in existence, and consistent with Instruction 3 to the Signatures on Form S-4, the Canadian corporation may be deemed to be the registrant. However, pursuant to Rule 414 of Regulation C, upon formation of the successor Delaware company, the successor Delaware company must file an amendment to the Form S-4, signed by the officers of the Delaware company, specifically adopting the registration statement that was filed by the Canadian company. See Rule 414(d). Note further that the legality opinion filed with the Form S-4 should opine on the securities to be issued by the successor Delaware company. Please confirm your understanding or advise.

2. Please eliminate the phrase that appears frequently throughout the Form S-4 that the summary you provide is "qualified in its entirety" to the more detailed information contained in the prospectus and in the attached appendices. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. It is inappropriate to disclose that the summary of the comparison of shareholder rights beginning on page 24 "does not purport to be exhaustive" and is qualified in its entirety. The same is true of the disclosure on page 43 that the summary of the Description of Capital Stock does not purport to be complete." Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your disclosure documents.

3. Please revise the document to avoid unnecessary redundancy. In this regard, we note the repetitive disclosure in the information that immediately follows the Notice to Shareholders. Consider eliminating this page and moving the information, to the extent it is not duplicative, to the summary section.

Summary

Xplore Technologies Corp., page 2

4. We note that both here and in the business description you describe Xplore Technologies Corp. variously as a "leader" in engineering, developing, integrating and marketing rugged, mobile computing systems, an "innovative leader" and an "innovator and technology leader." Please provide us with documented support for these claims. Ensure that your disclosure is balanced in making such claims. For example, if there are significant disadvantages of your product line relative to those of some competitors, or if other companies generate revenues or have market penetration significantly greater than yours, please expand to put your claim in context.

5. You are encouraged to give your company's Internet address. See Item 101(e)(3) of Regulation S-K.

6. Given the number of significant changes the company has undergone in the past few years, including the restatement of the company's historical financial statements, the hiring of a new management team and the May 2006 recapitalization, consider including a summary of your recent developments in this section.

The Domestication, page 3

7. The introductory paragraphs appear to relate only to describing the effect of the change in jurisdiction on the company and not on its shareholders. Please include a brief statement regarding the effect of the change in jurisdiction on shareholders.

Comparison of Shareholder Rights, page 5

8. Please revise this paragraph to include a statement as to the impact of the change in domicile on the rights of shareholders. To the extent shareholders' rights have been diminished in any way, shareholders should be alerted to this fact.

Selected Financial Data, page 6

9. We note from your disclosures that selected consolidated financial data as of and for the three years ended March 31, 2006 is derived from your audited financial statements. Tell us where the Company derived the financial data presented as of March 31, 2003 and 2002 and the years then ended and revise to disclose this information.

10. We note the presentation of loss per share as part of your Selected Financial Data. Considering the Company was recapitalized in fiscal 2007, tell us how you considered providing pro forma earnings per share for fiscal 2006.

Risk Factors, page 7

11. Do not present risk factors that could apply to any issuer or any offering in the computer systems industry. Specifically tailor each risk to your business and focus the discussions on how risks affect your business, the industry and your competitive position within that industry. Some risk factors appear generic, such as the risk factors relating to competition with other business and competition for skilled personnel, the need to develop advanced technology and your dependency on strategic partners, for example. Other examples include the risk factor on page 10 that begins "We face substantial competition from many companies" as well as the risk factors listed on pages 11 and 12. Please disclose specific detail and give examples as to why these factors or circumstances pose a material risk to your business. Please provide quantified information to put each material risk in a context that will be readily understandable to investors. Revise throughout to ensure you have provided a set of risk factors that are specifically tailored to your company or industry.

12. Avoid the generic conclusion you make in many of your risk factors that the risk discussed would have an adverse effect on your business. Instead, replace this language with specific disclosure on how your business could be affected. Many of your risk factors conclude with boilerplate language that the risk cited could have a "material adverse effect on our business, financial condition and results of operations" or similar language. Such statements could apply to nearly any business in any industry. Revise all general risk factor discussion to highlight the specific risks to you from the specific circumstances you cite.

The rights of our shareholders under Canadian law will differ, page 8

13. Please include here a cross-reference to the more detailed discussion beginning on page 24 of the prospectus.

Our financial statements have historically been prepared on a going concern basis, page 8

14. This risk factor subheading fails to capture the essence of the risk in an easily accessible manner for the average investor. The subheading should convey the specific risk posed from the potential investor's viewpoint. Rephrase the subheading so that it clearly states using plain language the specific risk you are highlighting. It would appear, for example, that a risk directly related to the going concern opinion from an investor's viewpoint is that particular care is necessary in evaluating the financial statements because they are prepared on the assumption you will continue as a going concern but may not be able to do so. Please revise accordingly.

We will need to raise additional capital in the future, page 9

15. Please revise the subheading to state with greater specificity when and why you anticipate a need to raise additional capital. The risk factor state only that you will need additional capital "in the future" and that you may need additional funds "sooner or in greater amounts than we currently anticipate." When and in what amounts do you currently anticipate that you will require additional funds? Include a clear statement as to whether management believes it has sufficient funds to meet its short term financial obligations. In this regard, we note your disclosure in liquidity and capital resources that you have a current cash balance of approximately $3.2 million.

A significant portion of our revenue is dependent on a few customers, page 9

16. Please revise the subheading to quantify the "significant portion" of your revenues that is dependent on a few customers and identify the customers. Since it appears that you are substantially dependent upon the one customer in 2006 that accounted for more than 10% of your revenues, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or advise.

We are dependent on Wistron Corporation and other third parties, page 10

17. We note your disclosure that you are dependent on "other third parties" for the manufacture of your products in addition to Wistron Corporation; however, it does not appear that you have filed any of these agreements, except for the one with Wistron, as exhibits to the registration statement. Please clarify your dependence on these third parties. If you are substantially dependent upon these relationships, please file the agreements and include a discussion of the material terms in the business section or advise to why the agreements to which you refer need not be filed. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Our operations may be adversely affected by factors associated with doing business, page 12

18. Please quantify the "substantial portion" of your total revenues that comprises sales made outside of the United States. Similarly, with respect to the second risk factor subheading on

page 13, quantify your historical investments in research and development, which you indicate you may be unable to recoup.

Some of our shareholders own a large percentage of our voting securities, page 14

19. Revise the subheading to identify the percentage of your voting securities that are owned, in the aggregated, by Mr. Sassower and Phoenix Venture Fund, which is co-managed by Mr. Sassower.

The Domestication, page 21

20. Please clarify your disclosure with regard to your company's listing on the Toronto Stock Exchange after being "discontinued in Canada." Confirm whether Xplore Technologies Corp. will be considered a "foreign filer" with respect to the Toronto Stock Exchange and discuss what reporting obligations you will have in Canada, in addition to fulfilling your U.S. reporting obligations under the Securities Exchange Act of 1934.

Principal Reasons for the Domestication, page 21

21. Regarding the reasons for the change in domicile, you indicate that the board believes that the Delaware provides a "more favorable corporate environment" and will help you "compete more effectively with other public companies" in raising capital and attracting skilled personnel. In balancing the discussion with disclosure addressing any disadvantages that may be imposed on independent shareholders resulting from the change, please ensure that you describe all of the material differences, as opposed to "some of the principal differences," between Canadian corporate law and Delaware corporate law as they affect shareholders.

22. You indicate on page 22 that the board has considered the potential "disadvantages of the domestication to [y]our shareholders." In the preceding paragraph, you state that Delaware corporate law does not afford shareholders some of the rights and protections available under Canadian law. Please revise to specifically list the possible disadvantages that were considered by management in making the decision the change the company's domicile.

Effects of the Continuance, page 22

23. Regarding the effects of the redomiciliation, you state that the company will no longer be subject to the provisions of the Canada Business Corporation Act. Because the company will be listed on the Toronto Stock Exchange, please disclose what Canadian laws the company will be subject to on a going-forward basis. Further, disclose that, in addition to Delaware corporate law, the company will be subject to the Federal securities laws, which includes a reporting obligation under the Exchange Act of 1934.

Shareholder Approval, page 23

24. Please clarify what is meant by "a reasonable period of time." Is there a time limit on the duration of the authorization resulting from a favorable shareholder vote?

Comparison of Shareholder Rights, page 24

25. Consistent with our comment above, please revise the introduction to state that the summary comparison discloses all <u>material</u> differences between the two bodies of law and between your governing documents before and after the change in domicile. You may want to incorporate a tabular or similar format in those instances where such a presentation will facilitate understanding.

26. Please disclose whether there are any provisions in the new articles or bylaws that do not simply reflect the default result of Delaware statutes. For instance, disclose all instances where you have elected to include new provisions to the Delaware articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Delaware statute would impose absent the provision, such as your election to authorize the board to adopt, amend or repeal your bylaws, which power would otherwise be reserved to shareholders.

Shareholder Approval; Vote on Extraordinary Corporate Transaction, page 25

27. Regarding the first bullet point that identifies one of the two cases in which shareholder approval is required by a Delaware corporation, either revise the disclosure to state in plain language the condition under which shareholder approval is not required or expand the disclosure to summarize the meaning of this multi-part statement.

Anti-takeover effects, page 28

28. Please expand your disclosure to specifically describe all of the anti-takeover measures included in your certificate of incorporation and you bylaws. We note your disclosure indication that your governing documents will provide you with "some of these powers…."

United States Tax Consequences, page 34

29. As you have provided a representation as to the tax consequences of this transaction and the consequences are material, you must provide a tax opinion as an exhibit pursuant to Item 601(b)(8) of Regulation S-K and provide counsel's consent to its use and to the summary of the opinion in the prospectus. The prospectus discussion should be revised to identify counsel and set forth the material tax consequences.

Our Business

30. Please provide us with support for your claims on page 49 regarding recognition for your products "by numerous third parties." What were the criteria for selection for the four

awards you name and describe the credentials or qualifications of Pen Computing, Mobile Village, Tablet PC2 and Laptop Magazine. What is your basis for stating that products and features innovative?

31. We note your reference to a projections published by the Mobile and Wireless Practice of Venture Development Corporation regarding the increasing need for employees to transmit date from the field and other statistics. See pages 51, 52 and 54. Please provide us with a marked copy of the articles containing the data you cite. Tell us whether the information cited is generally available to the public without charge or at a nominal cost.

Recent Developments, page 49

32. Expand your discussion regarding the new management team to discuss the background that led you to hire a new management team in 2004. To the extent the hiring of the new team is related to the restatement of your financial statements as discussed under Legal Proceedings, please explain.

Sales, page 52

33. We note your list of customers. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example? Disclose the total percentage of revenues generated from each of the listed customers during the last fiscal year and most recent interim period. Then, confirm that the customers listed are current customers.

34. Discuss the extent to which you are dependent on and disclose the names of customers that accounted for 10% or more of your revenues. See Item 101(c)(1)(vii) of Regulation S-K.

Research and Development, page 54

35. Disclose the amount spent on R&D activities during each of the last three fiscal years to the extent material. In addition, disclose, if material, the amount spent on customer-sponsored research activities. See Item 101(c)(1)(xi) of Regulation S-K.

Competition, page 54

36. You discuss principal competitive factors in your marketplace. Please provide your assessment of your competitive position with respect to each of these factors, and your assessment of your position relative to the named principal competitors with respect to each of the principal competitive factors. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. See Item 101(c)(1)(x) of Regulation S-K.

Manufacturing, page 55

37. You indicate that you outsource a majority of your manufacturing services to third parties. You also indicate on page 51 that you outsource "other select activities." Please expand the discussion to describe more specifically the extent to which you are reliant on any third parties other than Wistron.

38. With regard to the Wistron agreement, please provide a more detailed description of the material terms of the manufacturing agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies, page 57

39. As disclosed, the critical accounting policies do not serve as a supplement to the accounting policies disclosed in the notes to financial statements. The critical accounting policies should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. We refer you to SEC Release 33-8350.

40. Revise to disclose management's assessment of recently issued accounting pronouncements on the Company's financial statements. Also disclose this information within your audited and interim financial statements, as needed. We refer you to SAB Topic 11M.

Restatement of Financial Statements under Canadian GAAP, page 59

41. We note your discussion of the Company's restatement of Canadian GAAP financial statements. Considering the financial statements within your Form S-4 and related financial information is presented on U.S. GAAP please disclose whether previously issued U.S. GAAP financial statements, if any, were also restated. Further if previously issued U.S. GAAP financial statements were not required to be restated please revise your disclosures to clarify this for investors and the reasons the Company is discussing the restatement of Canadian GAAP financial statements not included within the filing.

42. Tell us whether the Company identified material weaknesses in their internal controls that resulted in the restatement of Canadian GAAP financial statements. Further if there were material weaknesses, explain the actions the Company has undertaken to remediate these material weaknesses to and whether these material weaknesses also impact the Company's U.S. GAAP financial statements. If the Company is or will undertaking remedial actions to address material weaknesses in internal controls consider discussing the effect of those remedial actions on the Company's liquidity and capital resources.

Results of Operations

43. In your discussion of the results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. Revise to quantify the amount of change that was contributed by each of the factors that you have identified. For example, you disclose on page 62 that you attribute a portion of the revenue increase for the six months ended September 30, 2006 to "an increase in our orders from Europe" without quantifying that increase. Similarly, you attribute the increase in gross profit to both manufacturing efficiencies and the more favorable Centrino-based product mix and you attribute the inrcase in G&A expenses to "an increase in headcount, expenses in connection with the relocation of senior management and increased executive compensation. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release 34-6835.

44. Discuss the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little or no information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods and services you sell affected your revenues over the three-year period.

45. Discuss the extent to which the declining percentage of your revenues from sales in the U.S. and Canada for the six month periods represents a known trend in the direction of your business and discuss driving forces to the extent known.

Liquidity and Capital Resources, page 67

46. In accordance with FRC 607.02, filings containing accountant's reports with emphasis paragraphs that question an entity's continued existence must contain appropriate and <u>prominent disclosure of the financial difficulties and viable plans</u> to overcome these difficulties. Additionally, management's discussion and analysis should include a reasonably detailed discussion of the Company's ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. Since you have primarily funded operations through sales of equity, you should indicate your ability to continue to support the company through sale of equity or other sources. Revise the filing accordingly. If management has no such viable plan, explain why management believes it is appropriate to continue presenting the financial statements on a going concern basis.

Cash Flow Results, page 70

47. We note you disclose cash flow results for fiscal years ending March 31, 2006, 2005 and 2004. Revise your disclosures to include a discussion of September 30, 2006 and 2005 cash flow results.

Management, page 74

48. Clarify whether Mr. Sassower and Ms. Goren continue to serve as CEO and Managing Director, respectively, of SG Phoenix LLC. Also tell us, with a view to disclosure, whether Mr. Sassower and Ms. Goren currently manage the private equity firm SG DMTI. Disclose whether Mr. Sassower and Ms. Goren have any other management or board affiliations with any other entities.

49. Disclose whether there are any family relationships among the listed officers and directors.

Summary Compensation Table, page 75

50. We note that you have included reimbursement for relocation expenses in the "all other compensation" column. That column is not available for any compensation that can be properly included in another column. Cash compensation is more properly included as part of 402(b)(iii)(c), (d) or (e). Please reclassify the relocation expenses and move the footnote so that it is part of the salary, bonus, or other annual compensation column. In the same vein, it appears that Mr. Holleran's sales commissions should be moved from the "other annual compensation" column to the salary or bonus columns. Consistent with Exhibit 10.10, please also include a brief discussion of how Mr. Holleran's bonus is determined.

Compensation Committee Interlocks and Insider Participation, page 78

51. Provide the information concerning the Item 404 transactions with Phoenix Venture Fund, for which Ms. Goren is co-manager of the managing member, under this header, as required by Item 402(j)(1)(iii) of Regulation S-K. See Section III of SEC Release 33-6099. We will not object to a cross-reference from the Certain Transactions section that refers to this information under the interlocks heading.

Interest of Management and Others in Material Transactions, page 78

52. To facilitate investor understanding, please retitle this section Certain Relationships and Related Transactions, pursuant to Item 404 of Regulation S-K.

Exhibits

53. We were unable to locate the exhibits referenced in the Wistron Agreement (Exhibit 10.1). Please be advised that the exhibits to the agreement must also be filed.

Undertakings

54. Please provide the undertaking required by Item 512(a) of Regulation S-K.

Signatures

55. Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures on Form S-4. Consistent with our comment above, note that this comment does not apply to the amendment to the Form S-4 to be filed by the successor Delaware company.

Interim Financial Statements, page F-2

Note 2 – Basis of Presentation, page F-5

56. We note the unaudited financial statements have been prepared on a going concern basis. Revise to disclose the Company's plans to generate sufficient cash flows (operating, investing, financing, as appropriate) to continue as a going concern for the next twelve months. We refer you to SAS 34 and FRC 607.02

Note 3 – Loss Per Share, page F-5

57. We note your disclosures relating to Loss Per Share. Tell us how you considered EITF 03-6 as it relates to presenting dual earnings per share. Specifically address in your response the Issues discussed within the aforementioned EITF that impact your Loss Per share presentation. Further it appears that disclosures within your interim financial statements that Series A and B preferred stock pay cumulative dividends, explain why those dividends are not deducted from the Company's Net Loss to arrive at the net loss used to compute loss per share? We refer you to paragraph 9 of SFAS 128.

Note 5 – Debentures, page F-7

58. We note the Company issued Series A and B Preferred shares in fiscal 2007 and that those shares contain a conversion feature. Tell us whether this conversion feature was beneficial and if so, how the Company accounted for this conversion feature. We refer you EITF 98-5. Further explain how the Company considered SFAS 129 as it relates to disclosing liquidation preferences.

59. We note the Company has issued convertible instruments and warrants in fiscal 2007 and prior periods. Tell us how the Company evaluated the conversion features of convertible instruments and warrants in determining the appropriate accounting. We refer you to Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. Based on the guidance in Section II.B of this release, the Company should evaluate their accounting for warrants and convertible debt and equity instruments. Address the following:

a)   Tell us how the Company evaluated each of the warrant issuances to determine whether they met the definition of a derivative under SFAS No. 133. In this regard,

Michael J. Rapisand
Xplore Technologies Corp.
December 12, 2006
Page 12

tell us how you considered the criteria in paragraph 6(a) – 6(c) and the scope
exception in paragraph 11(a) of SFAS No. 133 in your analysis.

b) Tell us how the Company evaluated the conversion features associated with each of
the convertible instruments to determine whether they represented embedded
derivatives that met the criteria for bifurcation under SFAS No. 133. In this regard,
tell us how you considered the criteria in paragraph 12(a) – 12(c) of and the scope
exception of paragraph 11(a) of SFAS No. 133 in your analysis.

c) Tell us whether there is any registration rights associated with your warrants,
preferred stock or convertible instruments. If so, tell us how you considered those
registration rights agreements and related penalty provisions in determing your
accounting for those instruments.

In your response provide a clear description of the convertible instruments and warrants and
related terms of those instruments and warrants you are evaluating pursuant to SFAS 133
and EITF 00-19.

Annual Financial Statements, F-11

Report of Independent Registered Auditors, page F-11

60. We note the auditor's opinion includes a paragraph indicating the financial statements have
been restated. Considering the audited financial statements are presented in accordance
with U. S. GAAP tell us why the auditor's opinion refers to a restatement of financial
statements presented in accordance with Canadian GAAP.

Consolidated Balance Sheets, page F-12

61. You present accounts receivable "net" within your consolidated balance sheets but it does
not appear you have disclosed the allowance for doubtful accounts pursuant to paragraph 4
of Item 5-02 of Regulation S-X. Further we note you have not provided Schedule II
pursuant to Item 5-04 of Regulation S-X. Revise to disclose this information or advise us as
to why disclosure is not necessary. Further disclose your accounting policy for recording
allowance for doubtful accounts. We refer you to SOP 01-6.

Note 2 – Significant Accounting Policies, page F-16

a) Basis of consolidation and presentation, page F-16

62. Pursuant to FRC 607.02, filings containing accountant's reports that are qualified as a result
of questions about an entity's continued existence must contain appropriate and prominent
disclosure of the registrant's financial difficulties and viable plans to overcome these
difficulties. SAS 34 requires that the auditor who issues a report that is qualified as result of

questions about the entity's continued existence must evaluate the disclosure about the financial problems giving rise to the accountant's qualification. The Commission believes that in such cases paragraph 10 of SAS 34 requires the auditor to include in his report, if not otherwise disclosed in the financial statements, appropriate "disclosure of the principal conditions that raise question bout the entity's ability to continue in existence, the possible effects of such conditions, and management's evaluation of the significance of those conditions and any mitigating factors." The Commission also believes that paragraph 10 of SAS 34 requires auditors to assure the adequacy of disclosure about plans to resolve the doubts about the entity's continued existence. Revise your notes to disclose mitigation factors that address the items outlined above, as necessary.

e) Deferred Charges, page F-17

63. We note deferred charges to the value of warrants issued to holders of short-term debt. Explain why the value of warrants issued with short-terms debt is not recorded as debt discount. Further if warrants were issued subsequent to the debt issuance tell us whether this constituted a modification of debt, or extinguishment of debt and subsequent new issuance. We refer you to APB 14, EITF 96-19 and 98-14.

g) Revenue Recognition, page F-18

64. We note from your revenue recognition policy that revenue is recognized generally when the product is shipped. In note 4 to you disclose that the Company's financial statements presented in accordance with Canadian GAAP were restated due to sales to resellers being accounted for as revenue. Considering your disclosure in Note 4, explain why it is now appropriate to recognize revenue generally upon shipment to resellers and how your policy complies with SAB 104. Further provide us with the significant standard terms of your sales arrangements with resellers including but not limited to: payment terms, refund and returns allowances, volume discounts, and warranties.

65. We not that service revenue is derived primarily from out-of-warranty repairs. Tell us revenues derived from services revenues in fiscal 2006, 2005 and 2004. Explain how you considered disclosing service revenues and related cost of service revenues pursuant to Item 5-03 (b) 1 and 2 of Regulation S-X.

h) Cost of revenue, page F-18

66. We note that warranty liabilities are estimated and recorded at the time of sale.   Tell us how the Company considered disclosing its' warranty liability and related information pursuant to FIN 45. Please revise your disclosures or advise as to why revision is not necessary.

Note 12- Income Taxes, page F-29

67. We note your income tax disclosure. It does not appear the Company has disclosed all necessary information pursuant to 43 through 49 of SFAS 109 such as deferred tax assets and liabilities arising from timing differences or limitations on the use of carry forward losses due to a change in ownership. Please revise your disclosures as necessary.

Note 14 – Segmented Disclosures, page F-30

68. You disclose in both notes 14 and 13 certain concentrations relating to revenues and accounts receivable. Throughout your filing you disclose other concentrations and risks such as suppliers or the limited number of products sold. Tell us how you considered disclosing this information pursuant to SOP 94-6. Revise you disclosures as necessary.

Form S-4, Amendment No. 1

69. We note in Deloitte & Touche LLP's letter to the U.S. Securities and Exchange Commission included as Exhibit 16.1 that Deloitte Canada does not agree with the Company's restatement of their Canadian GAAP financial statements. Explain the following:

   • the authoritative Canadian GAAP literature the Company applied to determine the timing and accounting for revenue recognition, warranty reserves and inventory valuation;
   • whether any subsequent additional information supporting the restatement has come to the attention of the Company or current auditors which was not available at the time Deloitte Canada performed their audit;
   • whether the Company agrees with Deloitte Canada's observation included in their letter, that "In respect to inventory and warranty reserves the Restatement does appear to reflect a change in accounting policy and not a correction of an error.", and
   • whether your current auditors discussed the restatement with Deloitte Canada (refer to AU 315).

   Please provide the information above and revise to disclose each disagreement with Deloitte Canada and whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with Deloitte Canada. We refer you to Item 304 of Regulation S-K.

   As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all

Michael J. Rapisand
Xplore Technologies Corp.
December 12, 2006
Page 15

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Thomas Ferraro at 202-551-3225 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 895- 2900
       Jonathan J. Russo, Esq.

Brown Raysman Millstein Felder & Steiner LLP